Exhibit 3.1

Amendment to
Bylaws of
Lapolla Industries, Inc.

This Amendment (this “Amendment”) to the Bylaws of Lapolla Industries, Inc., a Delaware corporation (the “Corporation”), effective this 4th day of October, 2017, was duly adopted by the Board of Directors of the Corporation on October 4, 2017.

1.	A new Article XII is hereby added to the Bylaws of the Corporation and shall read in its entirety as follows:

Forum for Adjudication of Disputes.

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (in each case, as may be amended from time to time); (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any other internal corporate claim as defined in Section 115 of the DGCL or any successor provision, shall be in the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, subject to the court’s having personal jurisdiction over the indispensable parties named therein. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII. If any action the subject matter of which is within the scope of this Article XII is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

2.    Except as modified and amended hereby, the Bylaws of the Corporation remain in full force and effect with no further amendment or modification.